AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON November 17, 2000
--------------------------------------------------------------------------
                                                FILE NOS.   333-______
                                                            811-6117

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                               AMENDMENT NO. 21 /X/

              ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               ONE ALLSTATE DRIVE

                                  P.O. BOX 9095
                          FARMINGVILLE, NEW YORK 11738
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400

       (Name, Complete Address and Telephone Number of Agent for Service)

                                   COPIES TO:

ANGELA M. KING, ESQUIRE                          DANIEL J. FITZPATRICK, ESQUIRE
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK      DEAN WITTER REYNOLDS INC.
3100 SANDERS ROAD                                TWO WORLD TRADE CENTER
SUITE J5B                                        NEW YORK, NEW YORK 10048
NORTHBROOK, ILLINOIS  60062


Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life of New York Variable Annuity Account II

ALLSTATE VARIABLE ANNUITY 3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
CUSTOMER SERVICE, P.O. BOX 94038
PALATINE, IL 60094-4038
TELEPHONE NUMBER: 1-800-256-9392            PROSPECTUS DATED FEBRUARY __, 2001

--------------------------------------------------------------------------------

Allstate Life Insurance Company of New York ("Allstate New York") is offering the Allstate Variable Annuity 3, an individual flexible premium deferred variable annuity contract ("Contract"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract offers 36 investment alternatives ("investment alternatives"). The investment alternatives include 4 fixed account options ("Fixed Account Options") and 32 variable sub-accounts ("Variable Sub-Accounts") of the Allstae Life of New York Variable Annuity Account II ("Variable Account"). Each Variable Sub-Account invests exclusively in shares of portfolios ("Portfolios") of the following mutual funds ("Funds"):

        - MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT SERIES (CLASS Y
          SHARES)

        - THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

        - VAN KAMPEN LIFE INVESTMENT TRUST

        - AIM VARIABLE INSURANCE FUNDS

        - ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)

        - PUTNAM VARIABLE TRUST (CLASS IB SHARES)

We (Allstate New York) have filed a Statement of Additional Information, dated February __, 2001, with the Securities and Exchange Commission ("SEC "). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page A-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.

--------------------------------------------------------------------------------



                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
    IMPORTANT      DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
     NOTICES       HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
                   PROSPECTUS. ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                   FEDERAL CRIME.

                   INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                         THE CONTRACTS ARE AVAILABLE ONLY IN NEW YORK.

TABLE OF CONTENTS
-------------------------------------------------------------------

                                                                         PAGE
----------------------------------------------------------------------------

OVERVIEW

------------------------------------------------------------------------
   Important Terms
------------------------------------------------------------------------
   The Contract at a Glance
------------------------------------------------------------------------
   How the Contract Works
------------------------------------------------------------------------
   Expense Table
------------------------------------------------------------------------
   Financial Information
------------------------------------------------------------------------
CONTRACT FEATURES
------------------------------------------------------------------------
   The Contract
------------------------------------------------------------------------
   Purchase of Contracts
------------------------------------------------------------------------
   Contract Value
------------------------------------------------------------------------
   Investment Alternatives

------------------------------------------------------------------------
      The Variable Sub-Accounts
------------------------------------------------------------------------
      The Fixed Account Options
------------------------------------------------------------------------
      Transfers
------------------------------------------------------------------------
   Expenses
------------------------------------------------------------------------
   Access to Your Money
------------------------------------------------------------------------

   Income Payments
------------------------------------------------------------------------
   Death Benefits
------------------------------------------------------------------------
OTHER INFORMATION
------------------------------------------------------------------------
   More Information:
------------------------------------------------------------------------
      Allstate New York
------------------------------------------------------------------------
      The Variable Account
------------------------------------------------------------------------
      The Portfolios
------------------------------------------------------------------------
      The Contract
------------------------------------------------------------------------
      Qualified Plans
------------------------------------------------------------------------
      Legal Matters
------------------------------------------------------------------------
   Taxes
------------------------------------------------------------------------
   Performance Information
------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   A-1
----------------------------------------------------------------------------
IMPORTANT TERMS
-------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

                                                                         PAGE
------------------------------------------------------------------------

   Accumulation Phase
------------------------------------------------------------------------
   Accumulation Unit
------------------------------------------------------------------------
   Accumulation Unit Value
------------------------------------------------------------------------
   Allstate New York ("We")
------------------------------------------------------------------------
   Annuitant
------------------------------------------------------------------------
   Automatic Additions Program
------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
------------------------------------------------------------------------
   Beneficiary
------------------------------------------------------------------------
   Cancellation Period
------------------------------------------------------------------------
   *Contract
------------------------------------------------------------------------
   Contract Anniversary
------------------------------------------------------------------------
   Contract Owner ("You")
------------------------------------------------------------------------
   Contract Value
------------------------------------------------------------------------
   Contract Year
------------------------------------------------------------------------
   Death Benefit Anniversary
------------------------------------------------------------------------
   Dollar Cost Averaging Fixed Account Options
------------------------------------------------------------------------
   Dollar Cost Averaging Program
------------------------------------------------------------------------
   Due Proof of Death
------------------------------------------------------------------------
   Fixed Account Options
------------------------------------------------------------------------
   Funds
------------------------------------------------------------------------
   Income Plans
------------------------------------------------------------------------
   Investment Alternatives
------------------------------------------------------------------------
   Issue Date
------------------------------------------------------------------------
   Payout Phase
------------------------------------------------------------------------
   Payout Start Date
------------------------------------------------------------------------
   Performance Death Benefit Option
------------------------------------------------------------------------
   Portfolios
------------------------------------------------------------------------
   Preferred Withdrawal Amount
------------------------------------------------------------------------

   Qualified Contracts
------------------------------------------------------------------------
   Right to Cancel
------------------------------------------------------------------------
   SEC
------------------------------------------------------------------------
   Settlement Value
------------------------------------------------------------------------
   Systematic Withdrawal Program
------------------------------------------------------------------------
   Valuation Date
------------------------------------------------------------------------
   Variable Account
------------------------------------------------------------------------
   Variable Sub-Account
------------------------------------------------------------------------

*The Contract is available only as a group Contract. We will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.



THE CONTRACT AT A GLANCE
-------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.




FLEXIBLE PAYMENTS                     You can purchase a Contract
                                      with an initial  purchase payment of
                                      $1,000 or more.  You can add to your
                                      Contract as often and as much as you
                                      like,  but each  payment  must be at
                                      least  $100.  You  must  maintain  a
                                      minimum account size of $500.

------------------------------------------------------------------------------------



RIGHT TO CANCEL                       You may cancel your Contract within 10
                                      days of receipt (pursuant to New York law, 60
                                      days if you are exchanging another contract
                                      for the Contract described in this prospectus)
                                      ("Cancellation Period"). Upon cancellation, we
                                      will return your purchase payments adjusted, to
                                      the extent state and federal law  permit, to
                                      reflect the investment experience of any amounts
                                      allocated to the Variable Account.
------------------------------------------------------------------------------------

EXPENSES                              You will bear the following expenses:

                                      -  Total  Variable   Account  annual
                                         fees  equal to  1.35% of  average
                                         daily  net  assets  (1.48% if you
                                         select  the   Performance   Death
                                         Benefit
                                         Option)

                                      -  Annual contract maintenance charge of
                                         $35 (waived in certain cases)

                                      -  Withdrawal  charges  ranging from
                                         0% to 6% of  purchase  payment(s)
                                         withdrawn (with certain exceptions)

                                      -  Transfer fee of $25 after the 12th
                                         transfer in any Contract Year
                                         (fee currently waived)

                                      -  State premium tax (New York currently
                                         does not impose one).

                                         In addition, each Portfolio pays
                                         expenses that you will bear indirectly
                                         if you invest in a Variable Sub-Account.

------------------------------------------------------------------------------------

INVESTMENT ALTERNATIVES               The Contract offers 36 investment alternatives including:

                                      -  4 Fixed Account Options (which credit
                                         interest at rates we guarantee)

                                      -  32 Variable Sub-Accounts investing in
                                         Portfolios offering professional  money management by
                                         these investment advisers:

                                            -  A I M ADVISORS, INC.
                                            -  ALLIANCE CAPITAL MANAGEMENT, L.P.
                                            -  MILLER ANDERSON & SHERRERD, LLP
                                            -  MORGAN STANLEY DEAN WITTER ADVISORS INC.
                                            -  MORGAN STANLEY ASSET MANAGEMENT
                                            -  PUTNAM INVESTMENT MANAGEMENT, INC.
                                            -  VAN KAMPEN ASSET MANAGEMENT INC.

                                      To find out current rates being  paid on
                                      the Fixed Account Options, or to find out
                                      how the Variable Sub-Accounts have performed,
                                      call us at 1-800-256-9392.

------------------------------------------------------------------------------------

SPECIAL SERVICES                      For your convenience, we offer these special services:

                                            -  AUTOMATIC ADDITIONS PROGRAM
                                            -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                                            -  DOLLAR COST AVERAGING PROGRAM
                                            -  SYSTEMATIC WITHDRAWAL PROGRAM
------------------------------------------------------------------------------------

INCOME PAYMENTS                     You can choose fixed amount income payments,
                                    variable amount income payments or a combination
                                    of the two. You can receive your income payments
                                    in one of the following ways:

                                    -    life income with guaranteed payments
                                    -    joint and survivor life income
                                    -    guaranteed payments for a specified period
------------------------------------------------------------------------------------

DEATH BENEFITS                     If you or the Annuitant dies before the Payout
                                   Start Date, we will pay the death benefit described
                                   in the Contract. We also offer a Performance Death
                                   Benefit Option.


------------------------------------------------------------------------------------

TRANSFERS                         Before the Payout Start Date, you may transfer your
                                  Contract value ("Contract Value")among the investment
                                  alternatives, with certain restrictions. Transfers
                                  must be at least $100 or the total amount in the
                                  investment alternative, whichever is less. Transfers to
                                  an Guarantee Period of the Standard Fixed Account Option
                                  must be at least $500.

                                  We do not currently impose a fee upon transfers.
                                  However, we reserve the right to  charge  $25 per
                                  transfer  after  the 12th transfer in each
                                  "Contract Year," which we measure from the date we
                                  issue your Contract or a Contract anniversary ("Contract
                                  Anniversary").
-----------------------------------------------------------------------------------

WITHDRAWALS                       You may withdraw some or all of your  Contract
                                  Value at any time  during  the  Accumulation Phase
                                  and under limited circumstances during the Payout
                                  Phase. In general, you must withdraw at least $500
                                  at a time or the total  amount in the investment
                                  alternative, if less ($1,000 for withdrawals made
                                  during the Payout  Phase).  A 10%  federal  tax
                                  penalty may apply if you make a  withdrawal  before
                                  you are 59 1/2 years old. A withdrawal charge also
                                  may apply.


HOW THE CONTRACT WORKS
-------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the "Contract Owner") save for retirement because you can invest in up to 36 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Options. If you invest in any of the Fixed Account Options you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life, and/or for a pre-set number of years, by selecting one of the income payment options (we call these "Income Plans") described on page __. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed amount income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable amount income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.



         ISSUE                                    PAYOUT START
          DATE           ACCUMULATION PHASE           DATE          PAYOUT PHASE

  ----------------------------------------------------------------------------------

  You buy          You save for     You elect to receive   You can receive     Or you can receive
  a Contract       retirement       payments or receive    income payments     income payments for
                                    a lump sum payment     for a set period    payments for life




As the Contract owner you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the Beneficiary, will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-256-9392 if you have any question about how the Contract works.

EXPENSE TABLE
-------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio management fees, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Number of Complete Years Since We Received the Purchase Payment Being Withdrawn:
                                                0   1   2   3   4   5   6+
------------------------------------------------------------------------------
Applicable Charge:                              6%  5%  5%  4%  3%  2%  0%
------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                $35**
------------------------------------------------------------------------------
Transfer Fee                                                      $25***
------------------------------------------------------------------------------

  *During each Contract Year you may withdraw up to 15% of the aggregate amount of purchase payments as of the beginning of the Contract Year without incurring a withdrawal charge.

 **If your Contract Value equals or exceeds $40,000, we will waive the charge for the remaining time your Contract is in force.

***Applies solely to the thirteenth and all subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.



VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


Without the Performance Death Benefit Option

Mortality and Expense Risk Charge                              1.25%
----------------------------------------------------------------------
Administrative Expense Charge                                  0.10%
----------------------------------------------------------------------
Total Variable Account Annual Expenses                         1.35%
----------------------------------------------------------------------

With the Performance Death Benefit Option

Mortality and Expense Risk Charge                              1.38%
----------------------------------------------------------------------
Administrative Expense Charge                                  0.10%
----------------------------------------------------------------------
Total Variable Account Annual Expenses                         1.48%
----------------------------------------------------------------------
PORTFOLIO ANNUAL EXPENSES (AFTER VOLUNTARY REDUCTIONS AND REIMBURSEMENTS) (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET ASSETS) (1)




                                                          Management          Rule 12b-1          Other           Total Portfolio
Portfolio                                                    Fees                Fees            Expenses         Annual Expenses

---------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT
  SERIES
  (CLASS Y SHARES)(2)

  Money Market                                               0.50%              0.25%             0.02%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
  Quality Income Plus                                        0.50%              0.25%             0.02%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
  Short-Term Bond                                            0.45%              0.25%             0.17%                0.87%
---------------------------------------------------------------------------------------------------------------------------------
  High Yield                                                 0.50%              0.25%             0.03%                0.78%
---------------------------------------------------------------------------------------------------------------------------------
  Utilities                                                  0.64%              0.25%             0.03%                0.92%
---------------------------------------------------------------------------------------------------------------------------------
  Income Builder                                             0.75%              0.25%             0.06%                1.06%
---------------------------------------------------------------------------------------------------------------------------------
  Dividend Growth                                            0.51%              0.25%             0.01%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
  Aggressive Equity                                          0.42%              0.25%             0.10%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
  Capital Growth                                             0.65%              0.25%             0.07%                0.97%
---------------------------------------------------------------------------------------------------------------------------------
  Global Dividend Growth                                     0.75%              0.25%             0.08%                1.08%
---------------------------------------------------------------------------------------------------------------------------------
  European Growth                                            0.95%              0.25%             0.09%                1.29%
---------------------------------------------------------------------------------------------------------------------------------
  Pacific Growth                                             0.95%              0.25%             0.47%                1.67%
---------------------------------------------------------------------------------------------------------------------------------
  Equity                                                     0.49%              0.25%             0.02%                0.76%
---------------------------------------------------------------------------------------------------------------------------------
  S&P 500 Index(3)                                           0.39%              0.25%             0.09%                0.73%
---------------------------------------------------------------------------------------------------------------------------------
  Competitive Edge "Best Ideas"                              0.44%              0.25%             0.12%                0.81%
---------------------------------------------------------------------------------------------------------------------------------
  Strategist                                                 0.50%              0.25%             0.02%                0.77%
---------------------------------------------------------------------------------------------------------------------------------
   Information(4)                                            0.75%           0.25%             0.02%               1.02%
---------------------------------------------------------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.(5)
  Emerging Markets Equity                                    0.42%                --              1.37%                1.79%
---------------------------------------------------------------------------------------------------------------------------------
  Equity Growth                                              0.29%                --              0.56%                0.85%
---------------------------------------------------------------------------------------------------------------------------------
  International Magnum                                       0.29%                --              0.87%                1.16%
---------------------------------------------------------------------------------------------------------------------------------
  Mid-Cap Value                                              0.43%                --              0.62%                1.05%
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Real Estate                                           0.00%                --              1.10%                1.10%
---------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST(6)
  Emerging Growth                                            0.67%                --              0.18%                0.85%
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Capital Appreciation Fund                         0.62%                --              0.11%                0.73%
---------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Growth Fund                                       0.63%                --              0.10%                0.73%
---------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                        0.61%                --              0.15%                0.76%
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B shares) (7)
  Growth Portfolio                                           0.75%              0.25%             0.12%                1.12%
---------------------------------------------------------------------------------------------------------------------------------
  Growth and Income Portfolio                                0.63%              0.25%             0.09%                0.97%
---------------------------------------------------------------------------------------------------------------------------------
  Premier Growth Portfolio                                   1.00%              0.25%             0.04%                1.29%
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES) (8)
  Putnam VT Growth and Income Fund                           0.46%              0.15%             0.04%                0.65%
---------------------------------------------------------------------------------------------------------------------------------
  Putnam VT International Growth Fund                        0.80%              0.15%             0.22%                1.17%
---------------------------------------------------------------------------------------------------------------------------------
  Putnam VT Voyager Fund                                     0.53%              0.15%             0.04%                0.72%
---------------------------------------------------------------------------------------------------------------------------------




(1) Figures shown in the Table are for the year ended December 31, 1999, unless otherwise noted. Figures for the Information Portfolio, which commenced operations on November 6, 2000 are based on estimates for the Portfolio's current fiscal year.

(2) Class Y of the Morgan Stanley Dean Witter Variable Investment Series has a distribution plan or "Rule 12b-1" plan as described in that Fund's prospectus. Because no Class Y shares were issued as of December 31, 1999, figures (other than "12b-1 fees") are based on the expenses of the Fund's Class X shares for the fiscal year ended December 31, 1999, plus Class Y's maximum annual Rule 12b-1 fee of 0.25%.

(3) Morgan Stanley Dean Witter Advisors Inc. has permanently undertaken to assume all expenses of the S&P 500 Index Portfolio (except for brokerage fees) and to waive the compensation provided in its management agreement with the Fund to the extent that such expenses and compensation on an annualized basis exceed .050% of the daily net assets of the S&P 500 Index Portfolio.

(4) Prior to November 6, 2000, the Information Portfolio had not commenced operations. Morgan Stanley Dean Witter Advisors Inc. has agreed to assume all operating expenses (except for brokerage and 12b-1 fees) and waive the compensation provided in its management agreement with the Fund until such time as the Portfolio has $50 million in net assets or until April 15, 2001, whichever occurs first.

(5) Morgan Stanley Asset Management has voluntarily agreed to a reduction in its management fees and to reimburse the Portfolios for which it acts as investment adviser for certain expenses of the Portfolios. The adviser may terminate this voluntary waiver at any time. Absent such reductions, the management fees, other expenses, and total annual Portfolio expenses would have been as follows:



                Total
                Annual

                                                          Management            Other           Portfolio
                                                             Fees             Expenses          Expenses

    -----------------------------------------------------------------------------------------------------------------------------

    Emerging Markets Equity                                  1.25%              1.37%             2.62%
    -----------------------------------------------------------------------------------------------------------------------------
    Equity Growth                                            0.55%              0.56%             1.11%
    -----------------------------------------------------------------------------------------------------------------------------
    International Magnum                                     0.80%              0.87%             1.67%
    -----------------------------------------------------------------------------------------------------------------------------
    Mid-Cap Value                                            0.75%              0.62%             1.37%
    -----------------------------------------------------------------------------------------------------------------------------
    U.S. Real Estate                                         0.80%              1.10%             1.90%
    -----------------------------------------------------------------------------------------------------------------------------




(6) Van Kampen Asset Management Inc. has voluntarily agreed to a reduction in its management fees and to reimburse the Emerging Growth Portfolio for which it acts as investment adviser if such fees would cause "Total Portfolio Annual Expenses" to exceed the amount set forth in the table above. Absent such reductions, the management fees, other expenses, and total annual Portfolio expenses would have been 0.70%, 0.18%, and 0.88%, respectively.

(7) Class B of the Alliance Variable Products Series Fund has a distribution plan or "Rule 12b-1 plan" as described in that Fund's prospectus. The Class B shares were first issued on July 14, 1999.

(8) Figures shown in the table include amounts paid through expense offset and brokerage service arrangements.

EXAMPLE 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- invested $1,000 in a Variable Sub-Account,

- earned a 5% annual return on your investment,

- surrendered your Contract or you began receiving income payments for a specified period of less than 120 months at the end of each time period, and

- elected the     Performance Death Benefit Option.

THE EXAMPLE ASSUMES THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS DESCRIBED IN THE FOOTNOTES ABOVE ARE IN EFFECT FOR THE TIME PERIODS PRESENTED BELOW. THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT. THE EXAMPLE DOES NOT INCLUDE DEDUCTIONS FOR PREMIUM TAXES BECAUSE NEW YORK DOES NOT CHARGE PREMIUM TAXES ON ANNUITIES.


Variable Sub-Account                                        1 Year    3 Years    5 Years    10 Years

-------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Capital Appreciation                                 $        $          $        $
-------------------------------------------------------------------------------------------------------
  AIM V.I. Growth                                               $        $       $       $
-------------------------------------------------------------------------------------------------------
  AIM V.I. Value                                                $        $       $       $
-------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS
  Alliance Growth                                               $        $       $       $
-------------------------------------------------------------------------------------------------------
  Alliance Growth and Income                                    $        $       $       $
-------------------------------------------------------------------------------------------------------
  Alliance Premier Growth                                       $        $       $       $
-------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN WITTER V.I.S
  Money Market                                                  $        $       $       $
-------------------------------------------------------------------------------------------------------
  Quality Income Plus                                           $        $       $       $
-------------------------------------------------------------------------------------------------------
  Short-Term Bond                                               $        $       $       $
-------------------------------------------------------------------------------------------------------
  High Yield                                                    $        $       $       $
-------------------------------------------------------------------------------------------------------
  Utilities                                                     $        $       $       $
-------------------------------------------------------------------------------------------------------
  Income Builder                                                $        $       $       $
-------------------------------------------------------------------------------------------------------
  Dividend Growth                                               $        $       $       $
-------------------------------------------------------------------------------------------------------
  Capital Growth                                                $        $       $       $
-------------------------------------------------------------------------------------------------------
  Global Dividend Growth                                        $       $        $       $
-------------------------------------------------------------------------------------------------------
  European Growth                                               $        $       $        $
-------------------------------------------------------------------------------------------------------
  Pacific Growth                                                $        $       $       $
-------------------------------------------------------------------------------------------------------
  Equity                                                        $        $       $       $
-------------------------------------------------------------------------------------------------------
  S&P 500 Index                                                 $        $       $       $
-------------------------------------------------------------------------------------------------------
  Competitive Edge "Best Ideas"                                 $        $       $       $
-------------------------------------------------------------------------------------------------------
  Strategist                                                    $        $       $       $
-------------------------------------------------------------------------------------------------------
  Aggressive Equity                                             $        $       $       $
-------------------------------------------------------------------------------------------------------
   Information
--------------------------------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
  U.S. Real Estate                                              $        $       $       $
-------------------------------------------------------------------------------------------------------
  International Magnum                                          $        $       $       $
-------------------------------------------------------------------------------------------------------
  Equity Growth                                                 $        $       $       $
-------------------------------------------------------------------------------------------------------
  Emerging Markets Equity                                       $        $       $       $
-------------------------------------------------------------------------------------------------------
  Mid-Cap Value                                                 $        $       $       $
-------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST
  Putnam VT Growth and Income                                   $        $       $       $
-------------------------------------------------------------------------------------------------------
  Putnam VT International Growth                                $        $       $       $
-------------------------------------------------------------------------------------------------------
  Putnam VT Voyager                                             $        $       $       $
-------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth                                               $        $       $       $
-------------------------------------------------------------------------------------------------------



EXAMPLE 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments (for at least 120 months if under an Income Plan with a specified period), at the end of each period.



Variable Sub-Account                                           1 Year    3 Years    5 Years    10 Years

-------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS

  AIM V.I. Capital Appreciation                                 $        $       $       $
-------------------------------------------------------------------------------------------------------
  AIM V.I. Growth                                               $        $        $       $
-------------------------------------------------------------------------------------------------------
  AIM V.I. Value                                                $        $        $       $
-------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS
  Alliance Growth                                               $        $        $       $
-------------------------------------------------------------------------------------------------------
  Alliance Growth and Income                                    $        $        $     $
-------------------------------------------------------------------------------------------------------
  Alliance Premier Growth                                       $        $        $   $
-------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN WITTER V.I.S
  Money Market                                                  $        $        $      $
-------------------------------------------------------------------------------------------------------
  Quality Income Plus                                           $        $        $       $
-------------------------------------------------------------------------------------------------------
  Short-Term Bond                                               $        $        $       $
-------------------------------------------------------------------------------------------------------
  High Yield                                                    $        $        $       $
-------------------------------------------------------------------------------------------------------
  Utilities                                                     $        $        $       $
-------------------------------------------------------------------------------------------------------
  Income Builder                                                $        $        $       $
-------------------------------------------------------------------------------------------------------
  Dividend Growth                                               $        $        $       $
-------------------------------------------------------------------------------------------------------
  Capital Growth                                                $        $       $       $
-------------------------------------------------------------------------------------------------------
  Global Dividend Growth                                        $        $        $       $
-------------------------------------------------------------------------------------------------------
  European Growth                                               $        $        $      $
-------------------------------------------------------------------------------------------------------
  Pacific Growth                                                $       $       $       $
-------------------------------------------------------------------------------------------------------
  Equity                                                        $        $        $       $
-------------------------------------------------------------------------------------------------------
  S&P 500 Index                                                 $        $        $       $
-------------------------------------------------------------------------------------------------------
  Competitive Edge "Best Ideas"                                 $        $        $       $
-------------------------------------------------------------------------------------------------------
  Strategist                                                    $        $        $       $
-------------------------------------------------------------------------------------------------------
  Aggressive Equity                                             $        $        $       $
-------------------------------------------------------------------------------------------------------
   Information
--------------------------------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
  U.S. Real Estate                                              $        $        $       $
-------------------------------------------------------------------------------------------------------
  International Magnum                                          $        $        $       $
-------------------------------------------------------------------------------------------------------
  Equity Growth                                                 $        $        $       $
-------------------------------------------------------------------------------------------------------
  Emerging Markets Equity                                       $        $       $       $
-------------------------------------------------------------------------------------------------------
  Mid-Cap Value                                                 $        $        $       $
-------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST
  Putnam VT Growth and Income                                   $        $        $       $
-------------------------------------------------------------------------------------------------------
  Putnam VT International Growth                                $        $        $       $
-------------------------------------------------------------------------------------------------------
  Putnam VT Voyager                                             $        $       $       $
-------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth                                               $       $        $       $
-------------------------------------------------------------------------------------------------------



PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. THE EXAMPLES ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS DESCRIBED IN THE FOOTNOTES ON PAGES ___ - ___ ARE IN EFFECT FOR THE TIME PERIODS PRESENTED ABOVE. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE PERFORMANCE DEATH BENEFIT OPTION, WITH A MORTALITY AND EXPENSE RISK CHARGE OF 1.38%. IF THAT OPTION WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED ON AN ASSUMED AVERAGE CONTRACT SIZE OF $45,000.

FINANCIAL INFORMATION
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase we use a unit of measure we call the "Accumulation Unit." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus. The financial statements of the Variable Account and Allstate New York appear in the Statement of Additional Information.

THE CONTRACT
-------------------------------------------------------------------

CONTRACT OWNER
The Allstate Variable Annuity 3 is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

- the investment alternatives during the Accumulation and Payout Phases,

- the amount and timing of your purchase payments and withdrawals,

- the programs you want to use to invest or withdraw money,

- the income payment plan you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

- any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary, will exercise the rights and privileges provided to them by the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum issue age of any Contract owner on the Issue Date for the Contract without any rider is 90. If the Contract is owned by a non-natural person, the maximum issue age of the Annuitant is 80.

If you select the Performance Death Benefit Option, the maximum age of any Contract owner (or Annuitant, if the Contract owner is not a natural person) on the date we issue the Contract rider is 80.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Qualified Plans" on page __.

ANNUITANT

The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person.

You initially designate an Annuitant in your application. You may not designate an Annuitant who is more than 80 years old at the time of designation. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.

BENEFICIARY

The Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

- your spouse, if he or she is still alive, otherwise

- your surviving children equally, or if you have no surviving children,

- your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

MODIFICATION OF THE CONTRACT
Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT

We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.



PURCHASES

-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $1,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to lower the minimum and limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $25 by automatically transferring amounts from your bank account or your Morgan Stanley Dean Witter Active Assets-TM- Account. Please consult your Morgan Stanley Dean Witter Financial Advisor for details.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. The minimum amount that you may allocate to the Guarantee Periods is $500. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our headquarters. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." If we receive your purchase payment after 4 p.m. Eastern Time (3 p.m. Central Time) on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 10-day period after you receive the Contract (pursuant to New York law, 60 days if you are exchanging another contract for the Contract described in this prospectus). You may return it by delivering it or mailing it to us. If you exercise this "Right To Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent state or federal law permits, to reflect the investment gain or loss that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

CONTRACT VALUE
-------------------------------------------------------------------

On the Issue Date, the Contract Value is equal to the initial purchase payment. Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of the Performance Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 32 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including the investment objective(s), expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.




PORTFOLIO:                                   EACH PORTFOLIO SEEKS:      Investment Adviser
-------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS*
AIM V.I. Capital Appreciation Fund            Growth of capital                     A I M Advisors,
AIM V.I. Growth Fund                          Growth of capital                     Inc.
AIM V.I. Value Fund                           Long-term growth of capital

ALLIANCE  VARIABLE  PRODUCTS  SERIES  FUND
Growth  Portfolio                           Long-term growth of capital;           Alliance  Capital
                                            current income is incidental            Management, L.P.
                                            to the Portfolio's objective
Growth and Income Portfolio                 Reasonable current income and
                                            reasonable opportunity
                                            for appreciation
Premier Growth Portfolio                    Growth of capital by pursuing
                                            aggressive investment policies

MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT SERIES
Money Market Portfolio                      High current income,                  Morgan Stanley Dean
                                            preservation of capital,              Witter Advisors Inc.
                                            and liquidity
Quality Income Plus Portfolio               High current income and,
                                            as a  secondary
                                            objective,   capital
                                            appreciation when
                                            consistent   with   its
                                            primary objective
Short-Term Bond Portfolio                   High current income consistent
                                            with preservation of capital
High Yield Portfolio                        High current income and, as a
                                            secondary objective,
                                            capital  appreciation
                                            when consistent with its
                                            primary objective
Utilities Portfolio                         Current income and long term growth
                                            of income and capital
Income Builder Portfolio                    Reasonable income and, as a secondary
                                            objective, growth of capital
Dividend Growth Portfolio                   Reasonable current income and long-term
                                            growth of income and capital
Capital Growth Portfolio                    Long-term capital growth
Global Dividend Growth Portfolio            Reasonable current income and long-term
                                            growth of income and capital
European Growth Portfolio                   To maximize the capital appreciation
                                            on its investments

Pacific Growth Portfolio                    To maximize the capital appreciation on its
                                            investments
Aggressive Equity Portfolio                 Capital Growth
Equity Portfolio                            Growth of capital and, as a secondary
                                            objective, income when consistent with its
                                            primary objective.
S&P 500 Index                               Investment results that, before expenses,
                                            correspond to the total return of the
                                            Standard and Poor's 500 Composite Stock
                                            Price Index
Competitive Edge "Best Ideas" Portfolio     Long-term capital growth
Strategist Portfolio                        High total investment return
Information Portfolio                       Long-term capital appreciation


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Equity Growth Portfolio                     Long-term capital appreciation          Morgan Stanley Asset Management
U.S. Real Estate Portfolio                  Above-average current income and long-term
                                            capital appreciation
International Magnum Portfolio              Long-term capital appreciation
Emerging Markets Equity Portfolio           Long-term capital appreciation

Mid-Cap Value Portfolio                     Above-average total return              Miller
                                            over a market cycle of three            Anderson &
                                            to five years                           Sherrerd, LLP


PUTNAM VARIABLE TRUST                                                              Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund            Capital growth and current income
Putnam VT International Growth Fund         Capital growth
Putnam VT Voyager Fund                      Capital appreciation

VAN KAMPEN LIFE INVESTMENT TRUST                                                   VanKampen Asset Management Inc.
Emerging Growth Portfolio                   Capital appreciation


* A Portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
-------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account Options. You may choose from among 4 Fixed Account Options including 3 dollar cost averaging options ("Dollar Cost Averaging Fixed Account Options") and the option to invest in one or more Guarantee Periods of the Standard Fixed Account Option. Allstate New York is currently limiting the availability of the 6 and 12 Month Dollar Cost Averaging Fixed Account Options. We may offer them in the future at our sole discretion. Please consult with your Morgan Stanley Dean Witter Financial Advisor for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

Allstate New York reserves the right to delete or add Fixed Account Options.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS

BASIC DOLLAR COST AVERAGING OPTION. You may establish a Dollar Cost Averaging Program, as described on page __, by allocating purchase payments to the Basic Dollar Cost Averaging Option. Purchase payments that you allocate to the Basic Dollar Cost Averaging Option will earn interest for a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. Rates may be different than those available for the Guarantee Periods described below. After the one year period, we will declare a renewal rate which we guarantee for a full year. Subsequent renewal dates will be every twelve months for each purchase payment. Renewal rates will not be less than the minimum guaranteed rate found in the Contract.

You may not transfer funds from other investment alternatives to the Basic Dollar Cost Averaging Option.

6 AND 12 MONTH DOLLAR COST AVERAGING OPTIONS. You also may establish a Dollar Cost Averaging Program by allocating purchase payments to the Fixed Account either for 6 months (the "6 Month Dollar Cost Averaging Option") or for 12 months (the "12 Month Dollar Cost Averaging Option"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Guarantee Periods described below. However, the crediting rates for the 6 and 12 Month Dollar Cost Averaging Options will never be less than the minimum guaranteed rate found in the Contract.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to the Variable Sub-Accounts in equal monthly installments. If we do not receive an allocation from you within one month of the date of payment, the payment plus associated interest will be transferred to the Money Market Variable Sub-Account in equal monthly installments using the longest transfer period being offered at the time the purchase payment is made. If you discontinue a 6 or 12 Month Dollar Cost Averaging Option prior to last scheduled transfer, we will transfer any remaining money immediately to the Money Market Variable Sub-Account, unless you request a different Variable Sub-Account.

You may not transfer funds from other investment alternatives to the 6 or 12 Month Dollar Cost Averaging Options.

Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you can make without paying a transfer fee.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Fixed Account Options. For current interest rate information, please contact your Morgan Stanley Dean Witter Financial Advisor or our customer support unit at 1-800-256-9392.

STANDARD FIXED ACCOUNT OPTION
You may allocate purchase payments or transfers to one or more Guarantee Periods of the Standard Fixed Account Option. Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. We currently offer a 6 year Guarantee Period. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

INTEREST RATES. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. We determine the interest rates to be declared in our sole discretion. We can neither predict nor guarantee what those rates will be in the future. For current interest rate information, please contact your Morgan Stanley Dean Witter Financial Advisor or our customer support unit at 1-800-256-9392. The interest rate will never be less than the minimum guaranteed rate stated in the Contract.

After the Guarantee Period, we will declare a renewal rate. Subsequent renewal dates will be on anniversaries of the first renewal date. On or about each renewal date, the Company will notify the owner of the interest rate(s) for the Contract Year then starting.


INVESTMENT ALTERNATIVES: TRANSFERS
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into any of the Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. Transfers to any Guarantee Period of the Standard Fixed Account Option must be at least $500. We currently do not assess, but reserve the right to assess, a $25 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer. Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 free transfers you can make without paying a transfer fee. We reserve the right to waive any transfer fees and restrictions.

We limit the amount you may transfer from the Standard Fixed Account Option to the Variable Account or between Guarantee Periods of the Standard Fixed Account Option in any Contract Year to the greater of:

1. 25% of the aggregate value in the Standard Fixed Account Option as of the most recent Contract Anniversary (if the amount is less than $1,000, then up to $1,000 may be transferred); or

2. 25% of the sum of all purchase payments and transfers allocated to the Standard Fixed Account Option as of the most recent Contract Anniversary.

These restrictions do not apply to transfers pursuant to dollar cost averaging. If the first renewal interest rate is less than the rate that was in effect at the time money was allocated or transferred to the Standard Fixed Account Option, we will waive the transfer restriction for that money and the accumulated interest thereon during the 60-day period following the first renewal date.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time (3:00 p.m. Central Time) on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests received after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

LIMITATIONS ON EXCESSIVE TRANSFERS
We reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

- imposing a minimum time period between each transfer,

- refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

- limiting the dollar amount that a Contract owner may transfer among the Variable Sub-Accounts and the Fixed Account Options at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable amount income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed amount income payments. You may not, however, convert any portion of your right to receive fixed amount income payments into variable amount income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed amount income payments. Your transfers must be at least 6 months apart.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-256-9392 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time (3:00 p.m. Central Time). In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Fixed Account Options to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your requests. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

    Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make each Contract Year without paying a transfer fee, and are not subject to a transfer fee.

Portfolio   rebalancing  is  consistent  with  maintaining  your  allocation  of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.



EXPENSES

-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value. The charge will be deducted on a pro-rata basis from each Variable Sub-Account in the proportion that your investment in each bears to your Contract Value. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value. During the Payout Phase, we will deduct the charge proportionately from each variable income payment. We will waive the charge for the remaining time your contract is in force if the Contract Value is $40,000 or more on or after the Issue Date.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.25% of the average daily net assets you have invested in the Variable Sub-Accounts (1.38% if you select the Performance Death Benefit Option). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Performance Death Benefit Option to compensate us for the additional risk that we accept by providing this Option.

We will not increase the mortality and expense risk charge for the life of the Contract. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We will not increase the administrative expense charge for the life of the Contract. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.

TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $25 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE
We may assess a withdrawal charge of up to 6% of the purchase payment(s) you withdraw. This charge declines to 0% after the expiration of 6 years from the day we receive the purchase payment being withdrawn. A schedule showing how the withdrawal charge declines over the 6-year period is shown on page __. During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year, without paying the charge. Unused portions of this Preferred Withdrawal Amount are not carried forward to future Contract Years.

We will deduct withdrawal charges, if applicable, from the amount paid, unless you instruct otherwise. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

- on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months); and

- the death of the Contract owner or Annuitant (unless the Settlement Value is used); or

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract. This waiver does not apply to Contracts owned by an Individual Retirement Account.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

PREMIUM TAXES
Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from the purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages __ - __ above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.




ACCESS TO YOUR MONEY
-------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

You can withdraw money from the Variable Account and/or the Fixed Account Options. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our headquarters, less any withdrawal charges, contract maintenance charges, income tax withholding, penalty tax, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

Withdrawals also may be subject to income tax and a 10% penalty tax, as described below.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored. In general, you must withdraw at least $500 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months or shorter period if required by law. If we delay payment or transfer for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Dean Witter Active Assets-TM-Account. Please consult with your Morgan Stanley Dean Witter Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $500, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less any applicable charges and taxes.



INCOME PAYMENTS
-------------------------------------------------------------------

PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value, less applicable taxes, to an Income Plan. The Payout Start Date must be:

-    at least 30 days after the Issue Date; and

- no later than the first day of the calendar month after the Annuitant's 90th Birthday.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed amount income payments;

- variable amount income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. A withdrawal charge may apply if the specified period is less than 10 years. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guaranteed periods result in lower income payments, all other things being equal. For example, if choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable amount income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply.

You must apply at least the Contract Value in the Fixed Account Options on the Payout Start Date to fixed amount income payments. If you wish to apply any portion of your Fixed Account Options balance to provide variable amount income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable amount income payments, we will apply your Contract Value in the Variable Account to variable amount income payments and your Contract Value in the Fixed Account Options to fixed amount income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

- terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

- reduce the  frequency  of your  payments so that each payment will be at least
  $20.

VARIABLE AMOUNT INCOME PAYMENTS
The amount of your variable amount income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable amount income payments. Your variable amount income payments may be more or less than your total purchase payments because (a) variable amount income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable amount income payments will decrease. The dollar amount of your variable amount income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable amount income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable amount income payments. We reserve the right to make other annual investment rates available under the Contract.

FIXED AMOUNT INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed amount income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed amount income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 10 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS
-------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1.   any Contract owner dies, or

2.   the Annuitant dies, if the Contract owner is not a natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be the surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include "Due Proof of Death." We will accept the following documentation as Due Proof of Death:

- a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any withdrawal charges or applicable premium taxes), or

3. the Contract Value on the most recent Death Benefit Anniversary prior to the date we determine the death benefit, plus any purchase payments and less any amounts deducted in connection with any partial withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 4:00 p.m. Eastern Time (3:00 p.m. Central Time) on a Valuation Date, we will process the request as of the end of the following Valuation Date.

PERFORMANCE DEATH BENEFIT OPTION
The Performance Death Benefit Option is an optional benefit that you may elect. If the Contract owner is a natural person, this option applies only on the death of the Contract owner. If the Contract owner is not a natural person, this option applies only on the death of the Annuitant. For Contracts with the Performance Death Benefit Option, the death benefit will be the greater of (1) through (3) above, or the Performance Death Benefit Option. If you select the Performance Death Benefit Option, the maximum age of any Contract owner (or Annuitant, if the Contract owner is not a natural person) on the date we issue the Contract is age 80.

The Performance Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit. We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal. In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the Annuitant, if the owner is not a natural person) attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.


DEATH BENEFIT PAYMENTS
If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

    - the life of the new Contract owner; or

    - for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Settlement Value. The "Settlement Value" is the Contract Value, less any applicable withdrawal charge, contract maintenance charge and premium tax. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future. The new Contract owner may make a single withdrawal of any amount within one year of the date of death without paying a withdrawal charge. If the new Contract owner is under age 59-1/2, a 10% tax penalty may apply to withdrawals under the Contract.

In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the sole new Contract owner is your spouse, within 180 days after the date of your death, he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 4:00 p.m. Eastern Time). If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. If the surviving spouse is under age 59-1/2, a 10% tax penalty may apply to withdrawals under the Contract.

If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.


MORE INFORMATION
-------------------------------------------------------------------

ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 ans was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Our home office is located in Farmingville, New York. Our customer service office is located in Palatine, Illinois.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), an Illinois stock life insurance company. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property-liability insurance company. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate New York. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent)financial strength rating to Allstate New York. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT
Allstate New York established the Allstate Life of New York Variable Annuity Account II on May 18, 1990. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, 32 of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS
DIVIDENDS  AND  CAPITAL  GAIN  DISTRIBUTIONS.   We  automatically  reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT
The Contracts are distributed exclusively by their principal underwriter, Dean Witter Reynolds Inc. ("Dean Witter"). Dean Witter, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at Two World Trade Center, New York, New York 10048. Dean Witter is a member of the New York Stock Exchange and the National Association of Securities Dealers. We may pay up to a maximum sales commission of 6.0% of purchase payments and an annual sales administration expense of up to 0.20% of the average net assets of the Fixed Account Options to Dean Witter. In addition, Dean Witter may pay annually to its representatives, from its profits, a persistency bonus that will take into account, among other things, the length of time purchase payments have been held under the Contract and Contract Value.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- issuance of the Contracts;

- maintenance of Contract owner records;

- Contract owner services;

- calculation of unit values;

- maintenance of the Variable Account; and

- preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS
Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Allstate New York's right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

TAXES

-------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1.   the Contract owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

- made on or after the date the individual attains age 59 1/2,

- made to a Beneficiary after the Contract owner's death,

- attributable to the Contract owner being disabled, or

- for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract owner attains age 59 1/2;

2. made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Internal Revenue Code ("Code");

- Roth IRAs under Section 408A of the Code;

- Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

- Tax Sheltered Annuities under Section 403(b) of the Code;

- Corporate and Self Employed Pension and Profit Sharing Plans; and

- State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

RESTRICTIONS UNDER SECTION 403(b) Plans. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

1. on or after the date of employee

- attains age 59 1/2,

- separates from service,

- dies,

- becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING
Allstate New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).

Allstate New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

PERFORMANCE INFORMATION
-------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. Performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
-------------------------------------------------------------------



DESCRIPTION                                                                              Page
----------------------------------------------------------------------------
   Additions, Deletions or Substitutions of Investments                                     2

----------------------------------------------------------------------------
   The Contract                                                                             3
    Purchases                                                                               3
    Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)                            3

----------------------------------------------------------------------------
   Performance Information                                                                  4

----------------------------------------------------------------------------
   Calculation of Accumulation Unit Values                                                 12

----------------------------------------------------------------------------
   Calculation of Variable Amount Income Payments                                          13

----------------------------------------------------------------------------
   General Matters                                                                         14
    Incontestability                                                                       14
    Settlements                                                                            14
    Safekeeping of the Variable Account's Assets                                           14
    Premium Taxes                                                                          14
    Tax Reserves                                                                           14

----------------------------------------------------------------------------
   Federal Tax Matters                                                                     15

----------------------------------------------------------------------------
   Experts                                                                                 18

----------------------------------------------------------------------------
   Financial Statements                                                                    18

----------------------------------------------------------------------------


                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                           ALLSTATE VARIABLE ANNUITY 3
Allstate Life Insurance Company of New York          Statement of Additional Information
Allstate Life of New York                                  dated February __,  2001
Variable Annuity Account II
One Allstate Drive
Farmingville, NY 11738
1 (800) 256 - 9392

This Statement of Additional Information supplements the information in the prospectus for the Allstate Variable Annuity 3 that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated February __, 2001. You may obtain a prospectus by calling or writing your Morgan Stanley Dean Witter Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Allstate Variable Annuity 3 that we offer.

                                TABLE OF CONTENTS

Description                                                            Page

Additions, Deletions or Substitutions of Investments                     2
The Contract                                                             3
    Purchases                                                            3
    Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)         3
Performance Information                                                  4
Calculation of Accumulation Unit Values                                 12
Calculation of Variable Amount Income Payments                          13
General Matters                                                         14
    Incontestability                                                    14
    Settlements                                                         14
    Safekeeping of the Variable Account's Assets                        14
    Premium Taxes                                                       14
    Tax Reserves                                                        14
Federal Tax Matters                                                     15
Experts                                                                 18
Financial Statements                                                    18

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
-------------------------------------------------------------------------------

We may add,  delete,  or substitute  the  Portfolio  shares held by any Variable
Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT
--------------------------------------------------------------------------------

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASES

Dean Witter Reynolds Inc., is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS) We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION
------------------------------------------------------------------------------

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS
A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing.

We use the following formula prescribed by the SEC for computing standardized total return:

                               1000(1 + T)^n = ERV

where:

     T       =        average annual total return
     ERV     =        ending redeemable value of a hypothetical $1,000 payment
                      made at the beginning of 1, 5, or 10 year periods or
                      shorter period
     n       =        number of years in the period
    $1000    =        hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Preferred Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the contract maintenance charge by (ii) an assumed average contract size of $45,000. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 2000, are set out below. No standardized total returns are shown for Money Market Variable Sub-Account.

The Allstate Variable Annuity 3 Contracts had not yet been first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance figures for Variable Sub-Accounts prior to those dates reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Allstate Variable Annuity 3 Contracts as well as the withdrawal and contract maintenance charges described above.

The existing Variable Sub-Accounts commenced operations on the following dates:


AIM VARIABLE INSURANCE FUNDS:
--------------------------------------------------------------------------------
Variable Sub-Account                                          Date

Capital Appreciation                                        May 1, 2000
Growth                                                      May 1, 2000
Value                                                       May 1, 2000


ALLIANCE VARIABLE PRODUCTS SERIES FUND:
--------------------------------------------------------------------------------
Variable Sub-Account                                          Date

Growth                                                      May 1, 2000
Growth and Income                                           May 1, 2000
Premier Growth                                              May 1, 2000


MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT SERIES:
--------------------------------------------------------------------------------
Variable Sub-Account                                   Date:

Aggressive  Equity*                                    May 3, 1999
Capital Growth*                                        September 24, 1991
Competitive Edge ("Best Ideas")*                       May 18, 1998
Dividend Growth*                                       September 24, 1991
Equity*                                                September 24, 1991
European Growth*                                       September 24, 1991
Global Dividend Growth*                                February 24, 1994
High Yield*                                            September 24, 1991
Income Builder*                                        January 21, 1997
Information                                            November 6, 2000
Pacific Growth*                                        February 24, 1994
Quality Income Plus*                                   September 24, 1991
S&P 500 Index*                                         May 18, 1998
Short-Term  Bond*                                      May 3, 1999
Strategist*                                            September 24, 1991
Utilities*                                             September 24, 1991


PUTNAM VARIABLE TRUST:
--------------------------------------------------------------------------------
Variable Sub-Account                                          Date

Growth and Income                                           May 1, 2000
International Growth                                        May 1, 2000
Voyager                                                     May 1, 2000


THE UNIVERSAL INSTITUTIONAL FUND, INC.:
--------------------------------------------------------------------------------
Variable Sub-Account                                          Date:

Emerging Markets Equity                                     March 16, 1998
Equity Growth                                               March 16, 1998
International Magnum                                        March 16, 1998
Mid-Cap Value                                               May 1, 2000
U.S. Real Estate                                            May 18, 1998


VAN KAMPEN LIFE INVESTMENT TRUST:
--------------------------------------------------------------------------------
Variable Sub-Account                                          Date:

Emerging Growth                                             March 16, 1998


* The Portfolios' Class Y shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on May 1, 2000. For periods prior to May 1, 2000, the performance shown is based on the historical performance of the Portfolios' Class X shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class.

(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                      10 Years or
Variable Sub-Account                One Year        Five Years      Since Inception

AIM Capital Appreciation              N/A              N/A            %*
AIM Growth                            N/A              N/A            %*
AIM Value                             N/A              N/A            %*
Alliance Growth                       N/A              N/A            %*
Alliance Growth and Income            N/A              N/A            %*
Alliance Premier Growth               N/A              N/A            %*
MSDW Aggressive Equity**              %                N/A            %
MSDW Capital Growth* *                %                %              %
MSDW Competitive Edge**               %                N/A            %
MSDW Dividend Growth* *               %                %              %
MSDW Equity**                         %                %              %
MSDW European Growth**                %                %              %
MSDW Global Dividend Growth**         %                %              %
MSDW High Yield**                     %                %              %
MSDW Income Builder**                 %                N/A            %
MSDW Information                      N/A              N/A            %*
MSDW Pacific Growth**                 %                %              %
MSDW Quality Income Plus**            %                %              %
MSDW S & P 500 Index**                %                N/A            %
MSDW Short Term Bond**                %                N/A            %
MSDW Strategist**                     %                %              %
MSDW Utilities**                      %                %              %
Putnam Growth and Income              N/A              N/A            %*
Putnam International Growth           N/A              N/A            %*
Putnam Voyager                        N/A              N/A            %*
Emerging Markets Equity               %                N/A            %
Equity Growth                         %                N/A            %
International Magnum                  %                N/A            %
Mid-Cap Value                         N/A              N/A            %*
U.S. Real Estate                      %                N/A            %
Van Kampen Emerging Growth            %                N/A            %

* The performance shown is not annualized.

** The performance shown for the Variable Sub-Account based on the underlying Portfolio's 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section.


(WITH THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                         10 Years or
Variable Sub-Account                    One Year       Five Years      Since Inception

AIM Capital Appreciation                 N/A             N/A                %*
AIM Growth                               N/A             N/A                %*
AIM Value                                N/A             N/A                %*
Alliance Growth                          N/A             N/A                %*
Alliance Growth and Income               N/A             N/A                %*
Alliance Premier Growth                  N/A             N/A                %*
MSDW Aggressive Equity**                 %               N/A                %
MSDW Capital Growth* *                   %               %                  %
MSDW Competitive Edge**                  %               N/A                %
MSDW Dividend Growth* *                  %               %                  %
MSDW Equity**                            %               %                  %
MSDW European Growth**                   %               %                  %
MSDW Global Dividend Growth**            %               %                  %
MSDW High Yield**                        %               %                  %
MSDW Income Builder**                    %               N/A                %
MSDW Information                         N/A             N/A                %*
MSDW Pacific Growth**                    %               %                  %
MSDW Quality Income Plus**               %               %                  %
MSDW S & P 500 Index**                   %               N/A                %
MSDW Short Term Bond**                   %               N/A                %
MSDW Strategist**                        %               %                  %
MSDW Utilities**                         %               %                  %
Putnam Growth and Income                 N/A             N/A                %*
Putnam International Growth              N/A             N/A                %*
Putnam Voyager                           N/A             N/A                %*
Emerging Markets Equity                  %               N/A                %
Equity Growth                            %               N/A                %
International Magnum                     %               N/A                %
Mid-Cap Value                            N/A             N/A                %*
U.S. Real Estate                         %               N/A                %
Van Kampen Emerging Growth               %               N/A                %


* The performance shown is not annualized.

** The performance shown for the Variable Sub-Account based on the underlying Portfolio's 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section.

NON-STANDARDIZED TOTAL RETURNS

From time to time, we may also quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge. However, these rates of return do not reflect withdrawal charges, contract maintenance charges, or any taxes. Such charges, if reflected, would reduce the performance shown.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

Annualized Return = (1+r) 1/n-1 where r = cumulative rate of return for the period shown, and n = number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in the value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in the value of an accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown by the accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5 and 10 year periods, or period since the inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to end of most recent quarter); the prior calendar year; and the "n" most recent calendar years.

The non-standardized average annual total returns for the Variable Sub-Accounts for the periods ended December 31, 2000 are set out below. No non-standardized total returns are shown for the Money Market Variable Sub-Account. The inception date of each Variable Sub-Account appears under "Standardized Total Returns" above.

The Allstate Variable Annuity 3 Contracts had not yet been first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance figures for Variable Sub-Accounts prior to those dates reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Allstate Variable Annuity 3 Contracts, excluding the withdrawal charge but including the contract maintenance charges.


(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                    10 Years or
Variable Sub-Account                One Year       Five Years      Since Inception

AIM Capital Appreciation              N/A          N/A                %*
AIM Growth                            N/A          N/A                %*
AIM Value                             N/A          N/A                %*
Alliance Growth                       N/A          N/A                %*
Alliance Growth and Income            N/A          N/A                %*
Alliance Premier Growth               N/A          N/A                %*
MSDW Aggressive Equity**              %            N/A                %
MSDW Capital Growth* *                %            %                  %
MSDW Competitive Edge**               %            N/A                %
MSDW Dividend Growth* *               %            %                  %
MSDW Equity**                         %            %                  %
MSDW European Growth**                %            %                  %
MSDW Global Dividend Growth**         %            %                  %
MSDW High Yield**                     %            %                  %
MSDW Income Builder**                 %            N/A                %
MSDW Information                      N/A          N/A                %*
MSDW Pacific Growth**                 %            %                  %
MSDW Quality Income Plus**            %            %                  %
MSDW S & P 500 Index**                %            N/A                %
MSDW Short Term Bond**                %            N/A                %
MSDW Strategist**                     %            %                  %
MSDW Utilities**                      %            %                  %
Putnam Growth and Income              N/A          N/A                %*
Putnam International Growth           N/A          N/A                %*
Putnam Voyager                        N/A          N/A                %*
Emerging Markets Equity               %            N/A                %
Equity Growth                         %            N/A                %
International Magnum                  %            N/A                %
Mid-Cap Value                         N/A          N/A                %*
U.S. Real Estate                      %            N/A                %
Van Kampen Emerging Growth            %            N/A                %

* The performance shown is not annualized.

** The performance shown for the Variable Sub-Account based on the underlying Portfolio's 12b-1 class is based on the performance of the non 12b-1 class, as described in the table indicating the inception dates for the Variable Sub-Accounts, appearing under "Standardized Total Returns" above.

(WITH THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                     10 Years or
Variable Sub-Account                One Year       Five Years      Since Inception

AIM Capital Appreciation              N/A             N/A              %*
AIM Growth                            N/A             N/A              %*
AIM Value                             N/A             N/A              %*
Alliance Growth                       N/A             N/A              %*
Alliance Growth and Income            N/A             N/A              %*
Alliance Premier Growth               N/A             N/A              %*
MSDW Aggressive Equity**              %               N/A              %
MSDW Capital Growth* *                %               %                %
MSDW Competitive Edge**               %               N/A              %
MSDW Dividend Growth* *               %               %                %
MSDW Equity**                         %               %                %
MSDW European Growth**                %               %                %
MSDW Global Dividend Growth**         %               %                %
MSDW High Yield**                     %               %                %
MSDW Income Builder**                 %               N/A              %
MSDW Information                      N/A             N/A              %*
MSDW Pacific Growth**                 %               %                %
MSDW Quality Income Plus**            %               %                %
MSDW S & P 500 Index**                %               N/A              %
MSDW Short Term Bond**                %               N/A              %
MSDW Strategist**                     %               %                %
MSDW Utilities**                      %               %                %
Putnam Growth and Income              N/A             N/A              %*
Putnam International Growth           N/A             N/A              %*
Putnam Voyager                        N/A             N/A              %*
Emerging Markets Equity               %               N/A              %
Equity Growth                         %               N/A              %
International Magnum                  %               N/A              %
Mid-Cap Value                         N/A             N/A              %*
U.S. Real Estate                      %               N/A              %
Van Kampen Emerging Growth            %               N/A              %


* The performance shown is not annualized.

** The performance shown for the Variable Sub-Account based on the underlying Portfolio's 12b-1 class is based on the performance of the non 12b-1 class, as described in the table indicating the inception dates for the Variable Sub-Accounts, appearing under "Standardized Total Returns" above.


ADJUSTED HISTORICAL TOTAL RETURNS
We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying
Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract [as well as the contract maintenance charge, and the withdrawal charge].

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 2000 are set out below. No adjusted historical total returns are shown for the Money Market Variable Sub-Account.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.

                                                 Inception Date of
Variable Sub-Account                          Corresponding Portfolio
- --------------------                       -----------------------

AIM V.I. Capital Appreciation                        May 5, 1993
AIM V.I. Growth                                      May 5, 1993
AIM V.I. Value                                       May 5, 1993
Alliance Growth*                                     September 15, 1994
Alliance Growth and Income*                          January 14, 1991
Alliance Premier Growth*                             July 14, 1999
MSDW Aggressive Equity**                             May 1, 1999
MSDW Capital Growth* *                               March 1, 1991
MSDW Competitive Edge ("Best  Ideas")**              May 18, 1998
MSDW Dividend Growth* *                              March 1, 1990
MSDW Equity**                                        March 9, 1984
MSDW European Growth**                               March 1, 1991
MSDW Global Dividend Growth**                        February 24, 1994
MSDW High Yield**                                    March 9, 1984
MSDW Income Builder**                                January 21, 1997
MSDW Information                                     November 6, 2000
MSDW Pacific Growth**                                February 22, 1994
MSDW Quality Income Plus**                           March 1, 1987
MSDW S & P 500 Index**                               May 18, 1998
MSDW Short Term Bond**                               May 2, 1999
MSDW Strategist**                                    March 1, 1987
MSDW Utilities**                                     March 1, 1990
Putnam VT Growth and Income***                       February 1, 1988
Putnam VT International Growth***                    January 2, 1997
Putnam VT Voyager***                                 February 1, 1988
Emerging Markets Equity                              October 1, 1996
Equity Growth                                        January 2, 1997
International Magnum                                 January 2, 1997
Mid-Cap Value                                        January 2, 1997
U.S. Real Estate                                     March 4, 1997
Van Kampen Emerging Growth                           July 3, 1995

* The Portfolios' Class B shares (12b-1 class") corresponding to the Alliance Growth and Alliance Growth and Income Variable Sub-Accounts were first offered on June 1, 1999. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class A shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios' are as shown above.

** The Portfolios' Class Y shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on May 1, 2000. For periods prior to May 1, 2000, the performance shown is based on the historical performance of the Portfolios' Class X shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are shown above.

*** The Portfolios' Class IB shares ("12b-1 Class") corresponding to the Putnam VT Growth and Income, International Growth, and Voyager Variable Sub-Accounts were first offered on April 6, 1998, April 6, 1998, and April 30, 1998 respectively. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class 1A shares ("non 12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are as shown above.

(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                     10 Years or
Variable Sub-Account                One Year       Five Years      Since Inception+

AIM Capital Appreciation                %               %              %
AIM Growth                              %               %              %
AIM Value                               %               %              %
Alliance Growth*                        %               %              %
Alliance Growth and Income*             %               %              %
Alliance Premier Growth*                %               N/A            %
MSDW Aggressive Equity*                 %               N/A            %
MSDW Capital Growth*                    %               %              %
MSDW Competitive Edge*                  %               N/A            %
MSDW Dividend Growth*                   %               %              %
MSDW Equity*                            %               %              %
MSDW European Growth*                   %               %              %
MSDW Global Dividend Growth*            %               %              %
MSDW High Yield*                        %               %              %
MSDW Income Builder*                    %               N/A            %
MSDW Information                        N/A             N/A            %**
MSDW Pacific Growth*                    %               %              %
MSDW Quality Income Plus*               %               %              %
MSDW S & P 500 Index*                   %               N/A            %
MSDW Short Term Bond*                   %               N/A            %
MSDW Strategist*                        %               %              %
MSDW Utilities*                         %               %              %
Putnam Growth and Income*               %               %              %
Putnam International Growth*            %               N/A            %
Putnam Voyager*                         %               %              %
Emerging Markets Equity                 %               N/A            %
Equity Growth                           %               N/A            %
International Magnum                    %               N/A            %
Mid-Cap Value                           %               N/A            %
U.S. Real Estate                        %               N/A            %
Van Kampen Emerging Growth              %               %              %



+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section.

** Performance shown is not annualized.

(WITH THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                   10 Years or
Variable Sub-Account               One Year       Five Years      Since Inception

AIM Capital Appreciation              %            %              %
AIM Growth                            %            %              %
AIM Value                             %            %              %
Alliance Growth*                      %            %              %
Alliance Growth and Income*           %            %              %
Alliance Premier Growth*              %            N/A            %
MSDW Aggressive Equity*               %            N/A            %
MSDW Capital Growth*                  %            %              %
MSDW Competitive Edge*                %            N/A            %
MSDW Dividend Growth*                 %            %              %
MSDW Equity*                          %            %              %
MSDW European Growth*                 %            %              %
MSDW Global Dividend Growth*          %            %              %
MSDW High Yield*                      %            %              %
MSDW Income Builder*                  %            N/A            %
MSDW Information                      N/A          N/A            %**
MSDW Pacific Growth*                  %            %              %
MSDW Quality Income Plus*             %            %              %
MSDW S & P 500 Index*                 %            N/A            %
MSDW Short Term Bond*                 %            N/A            %
MSDW Strategist*                      %            %              %
MSDW Utilities*                       %            %              %
Putnam Growth and Income*             %            %              %
Putnam International Growth*          %            N/A            %
Putnam Voyager*                       %            %              %
Emerging Markets Equity               %            N/A            %
Equity Growth                         %            N/A            %
International Magnum                  %            N/A            %
Mid-Cap Value                         %            N/A            %
U.S. Real Estate                      %            N/A            %
Van Kampen Emerging Growth            %            %              %


+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section.

** Performance shown is not annualized.

CALCULATION OF ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR
The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

       (A) is the sum of:

          (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

          (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

       (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

       (C) is the annualized mortality and expense risk and administrative expense charges divided by 365 and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES
Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS
--------------------------------------------------------------------------------

INCONTESTABILITY
We will not contest the Contract after we issue it.

SETTLEMENTS
The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES
Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES
We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS
-------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE NEW YORK LIFE INSURANCE COMPANY
Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE
There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are:

(1) contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  certain  qualified  contracts;

(3) contracts purchased by employers upon the termination of certain qualified plans;

(4) certain contracts used in connection with structured settlement agreements, and

(5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES
In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS
-------------------------------------------------------------------------------

The Contract may be used with several types of qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES
Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH INDIVIDUAL RETIREMENT ANNUITIES
Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth
Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS
Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)
Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES
Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL  GOVERNMENT AND TAX-EXEMPT  ORGANIZATION  DEFERRED  COMPENSATION
PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.

EXPERTS
-------------------------------------------------------------------------------

The financial statements and related financial statement schedules of Allstate New York as of December 31, 1999 and for each of the three years in the period ended December 31, 1999 and the related financial statement schedules that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two year period then that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two year period then ended, the financial statements of Allstate New York as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and related financial statement schedules and the accompanying Independent Auditors' Report appear in the pages that follow. The financial statements of the Variable Account and Allstate New York as of and for the periods ended September 30, 2000 also appear on the pages that follow and are unaudited. The financial statements of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

                                     PART C

                                OTHER INFORMATION

24.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  FINANCIAL STATEMENTS

     Allstate Life Insurance Company of New York Financial Statements and Financial Statement Schedules and Allstate Life of New York Variable Annuity Account II Financial Statements are included in Part B of this Registration Statement.

         (b) EXHIBITS

     The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Variable Annuity Account II (Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated December 31, 1996).

(2)  Not Applicable

(3)  General   Agent's   Agreement   (Incorporated   herein  by   reference   to
     Post-effective Amendment No. 14 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 17, 1998).

(4)(a) Form of Contract for the Allstate Variable Annuity 3

(4)(b) Form of Performance Death Benefit Rider for the Allstate Variable
       Annuity 3

(5)  Form of Application for the Allstate Variable Annuity 3

(6)(a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

(6)(b)  Amended  By-laws  of  Allstate  Life  Insurance   Company  of  New  York
     (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

(7)  Not applicable

(8)  Form of Participation Agreements

     (a) Morgan Stanley Dean Witter Variable Investment Series (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30,
          1996).

     (b) The Universal Institutional Funds, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (c) AIM Variable Insurance Funds (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (d)  Alliance  Variable  Products  Series  Fund  (Incorporated   herein  by
          reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (e)  Putnam   Variable   Trust   (Incorporated   herein  by   reference  to
          Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (f) Van Kampen Life Investment Trust (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

(9)   Opinion  and  Consent  of  General  Counsel*

(10)(a) Independent Auditors' Consent*

(10)(b) Consent of Freedman, Levy, Kroll & Simonds*

(11) Not Applicable

(12) Not Applicable

(13) Performance  Data  Calculations*

(14) Not Applicable

(99)(a) Power of Attorney for Kevin R. Slawin (Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated December 31, 1996).

(99)(b) Powers of Attorney for Thomas J. Wilson, II, Marcia D. Alazraki, Cleveland Johnson, Jr., John R. Raben, Jr. and Sally A. Slacke (Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30, 1999).

(99)(c) Powers of Attorney for Samuel H. Pilch, Marla G. Friedman, Kenneth R. O'Brien, Patricia W. Wilson, and Vincent A. Fusco (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

(99)(d) Powers of Attorney for Margaret G. Dyer, John C. Lounds, J. Kevin McCarthy and Steven C. Verney (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-38176) dated August 30, 2000).

* To be filed by pre-effective amendment.

25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT
--------------------------------------------------------------------------------
Thomas J. Wilson, II                 Director, Chairman of the Board and President
Michael J. Velotta                   Director, Vice President, Secretary and General Counsel
Marcia D. Alazraki                   Director
Margaret G. Dyer                     Director
Marla G. Friedman                    Director and Vice President
Vincent A. Fusco                     Director and Chief Operations Officer
Karen C. Gardner                     Vice President
John R. Hunter                       Vice President
Cleveland Johnson, Jr.               Director
John C. Lounds                       Director
J. Kevin McCarthy                    Director
Kenneth R. O'Brien                   Director
Samuel H. Pilch                      Controller
John R. Raben, Jr.                   Director
Leonard G. Sherman                   Vice President
Sally A. Slacke                      Director
Kevin R. Slawin                      Vice President
Casey J. Sylla                       Chief Investment Officer
Steven C. Verney                     Director
Patricia W. Wilson                   Director and Assistant Vice President
James P. Zils                        Treasurer
Richard L. Baker                     Assistant Vice President
D. Steven Boger                      Assistant Vice President
James J. Brazda                      Chief Administrative Officer
Patricia A. Coffey                   Assistant Vice President
Dorothy E. Even                      Assistant Vice President
Judith P. Greffin                    Assistant Vice President
Keith A. Hauschildt                  Assistant Vice President
Ronald A. Johnson                    Assistant Vice President
Charles D. Mires                     Assistant Vice President
Barry S. Paul                        Assistant Vice President and Assistant Treasurer
Timothy N. Vander Pas                Assistant Vice President
David A. Walsh                       Assistant Vice President
Joanne M. Derrig                     Assistant Secretary and Assistant General Counsel
Paul N. Kierig                       Assistant Secretary
Susan L. Lees                        Assistant Secretary
Mary J. McGinn                       Assistant Secretary
Ralph A. Bergholtz                   Assistant Treasurer
Mark A. Bishop                       Assistant Treasurer
Robert B. Bodett                     Assistant Treasurer
Barbara S. Brown                     Assistant Treasurer
Rhonda Hoops                         Assistant Treasurer
Peter S. Horos                       Assistant Treasurer
Thomas C. Jensen                     Assistant Treasurer
David L. Kocourek                    Assistant Treasurer
Daniel C. Leimbach                   Assistant Treasurer
Beth K. Marder                       Assistant Treasurer
Jeffrey A. Mazer                     Assistant Treasurer
Ronald A. Mendel                     Assistant Treasurer
Stephen J. Stone                     Assistant Treasurer
R. Steven Taylor                     Assistant Treasurer
Louise J. Walton                     Assistant Treasurer
Jerry D. Zinkula                     Assistant Treasurer
Errol Cramer                         Corporate Actuary


*The principal business address of Mr. Fusco is One Allstate Drive, Farmingville, New York 11738. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Ms. Slacke is 8 John Way, Islandia, New York 11788. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 29, 2000, File No. 1-11840).

27.  NUMBER OF CONTRACT OWNERS

As of the date of the filing of this Registration Statement, the offering of the Allstate Variable Annuity 3 Contract had not commenced.

28.  INDEMNIFICATION

[The General Agent's Agreement (Exhibit 3) has a provision in which Allstate Life Insurance Company of New York agrees to indemnify Dean Witter Reynolds as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate Life Insurance Company of New York.]

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, Dean Witter Reynolds Inc., is also the principal underwriter for the following affiliated investment companies:

          Northbrook Variable Annuity Account
          Northbrook Variable Annuity Account II
          Northbrook Life Variable Life Separate Account A
          Allstate Life of New York Variable Annuity Account

 (b)  The directors and principal officers of the principal underwriter are:

Name and Principal Business         Positions and Offices
Address*                            of Each Such Person with Underwriter
- -------------------------------------------------------------------------------

Philip J. Purcell           Chairman and Chief Executive Officer
Richard M. DeMartini        Director, President and Chief Operating Officer,
                                      Dean Witter Capital
James F. Higgins            Director, President and Chief Operating Officer,
                                      Dean Witter Financial
Stephen R. Miller           Director and Senior Executive Vice President
Mitchell M. Merin           Director and Executive Vice President and Chief
                             Administrative Officer
Michael H. Stone            Executive Vice President, General Counsel and Secretary
Raymond J. Drop             Director and Executive Vice President
Frederick J. Frohne         Executive Vice President
E. Davisson Hardman, Jr.    Executive Vice President
Jeremiah A. Mullins         Executive Vice President
John H. Schaefer            Director and Executive Vice President
Thomas C. Schneider         Director and Executive Vice President
Robert B. Sculthorpe        Executive Vice President
William B. Smith            Executive Vice President
Ronald T. Carman            Senior Vice President, Associate General Counsel
                                      and Assistant Secretary
Paul J. Dubow               Senior Vice President and Deputy General Counsel
Alexander C. Frank          Senior Vice President and Treasurer
Michael T. Gregg            Senior Vice President, Deputy General Counsel
                                      and Assistant Secretary
Kelly McNamara Corley       Senior Vice President and Director of Governmental
                                     Affairs
Charles F. Vadala, Jr.      Senior Vice President and Chief Financial Officer
Anthony Basile              Senior Vice President
Michael T. Cunningham       Senior Vice President
Mary E. Curran              Senior Vice President
Lorena J. Kern              Senior Vice President
George R. Ross              Senior Vice President
Debra M. Aaron              Vice President
Darlene R. Lockhart         Vice President
Harvey B. Mogenson          Vice President
Kevin Mooney                Vice President
Saul Rosen                  Vice President
Frank G. Skubic             Vice President
Eileen S. Wallace           Vice President
Michael D. Browne           Assistant Secretary
Marilyn K. Cranney          Assistant Secretary
Sabrina Hurley              Assistant Secretary
Joyce L. Kramer             Assistant Secretary
Bruce F. Alonso             Director
Donald G. Kempf, Jr.        Director
John J. Mack                Director
Alan A. Schroder            Director
Robert G. Scott             Director

* The principal business address of the above-named individuals is Two World Trade Center, New York, New York 10048.

  (c)  Compensation of Dean Witter Reynolds Inc.

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.


(1)                             (2)                (3)                      (4)                (5)
                                Net

Name of Principal          Underwriting        Compensation on          Brokerage
Underwriter               Discounts and           Redemption           Commissions          Compensation
                           Commissions
-----------------------------------------------------------------------------------------------------------
Dean Witter
Reynolds Inc.                                                          2,775,723.92


30.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The Principal Underwriter, Dean Witter Reynolds Inc., is located at Two World Trade Center, New York, New York 10048.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  MANAGEMENT SERVICES

[None]

32.  UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any application to purchase a contract offered by the prospectus, a toll-free number than an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York under the Contracts. Allstate Life Insurance Company of New York bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life of New York to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Annuity Account II, has caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 17th day of November, 2000.

                            ALLSTATE LIFE OF NEW YORK

                           VARIABLE ANNUITY ACCOUNT II

                                  (REGISTRANT)

                       BY: ALLSTATE LIFE INSURANCE COMPANY

                                   OF NEW YORK

                                   (DEPOSITOR)

                                   By: /s/Michael J. Velotta
                                   -------------------------
                                   Michael J. Velotta
                                   Vice President, Secretary and
                                             General Counsel

As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 17th day of Novembert, 2000.

*/THOMAS J. WILSON, II                      President and Director
Thomas J. Wilson, II                        (Principal Executive Officer)

/s/ MICHAEL J. VELOTTA                      Vice President, Secretary, General
Michael J. Velotta                          Counsel and Director

*/KEVIN R. SLAWIN                           Vice President
Kevin R. Slawin                             (Principal Financial Officer)

*/SAMUEL H. PILCH                           Controller
Samuel H. Pilch                             (Principal Accounting Officer)

*/MARCIA D. ALAZRAKI                        Director
Marcia D. Alazraki

*/MARGARET G. DYER                          Director
Margaret G. Dyer

*/MARLA G. FRIEDMAN                         Director and Vice President
Marla G. Friedman

*/VINCENT A. FUSCO                          Director and Chief Operations
Vincent A. Fusco                            Officer

*/CLEVELAND JOHNSON, JR.                    Director
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                            Director
John C. Lounds

*/J. KEVIN MCCARTHY                         Director
J. Kevin McCarthy

*/KENNETH R. O'BRIEN                        Director
Kenneth R. O'Brien

*/JOHN R. RABEN, JR.                        Director
John R. Raben, Jr.

*/SALLY A. SLACKE                           Director
Sally A. Slacke

*/STEVEN C. VERNEY                          Director
Steven C. Verney

*/PATRICIA W. WILSON                        Director and Vice President
Patricia W. Wilson


*/By Michael J. Velotta, pursuant to Power of Attorney, previously filed.

                                  EXHIBIT INDEX

Exhibit           Description

Exhibit  (4)(a) Form of Contract for the Allstate Variable Annuity 3
         (4)(b) Form of Performance Death Benefit Rider for the Allstate Variable Annuity 3
Exhibit  (5)  Form of Application for the Allstate Variable Annuity 3
Exhibit  (9)  Opinion of General Counsel Re: Legality*
Exhibit  (10)(a) Independent Auditors' Consent*
         (10)(b) Consent of Freedman, Levy, Kroll & Simonds*
Exhibit  (13)  Performance Data Calculations*


* To be filed by Pre-Effective Amendment.